FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑        Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 September 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Preliminary results announcement (01 September 2005)	Mr Walsh informs the Company of his beneficial interests. Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(12 September 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (01 September 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (12 September 2005)

Announcement
Company announces awards made under Total Shareholder Return plan by Diageo Employee Benefit Trust and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(02 September 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (13 September 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (02 September 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (14 September 2005)

Announcement Company notified of purchase of shares by Employee Benefit Trust. Messrs Walsh and Rose inform the company of their beneficial interests therein. (05 September 2005)	Announcement Company announces lodgment of Annual Report and Annual Review with the UK Listing Authority (19 September 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (05 September 2005)	Announcement
Company announces grant of share options under Senior Executive Share Option Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(20 September 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (06 September 2005)	Announcement Barclays PLC notifies the Company of its interests. (26 September 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd.	Announcement Company purchases its own securities through CSFB Europe Ltd.

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 September 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

(07 September 2005)	(26 September 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (08 September 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (27 September 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (09 September 2005)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

Date 26 October 2005	By /s/ S M Bunn Name: S M Bunn Title: Company Secretary

Preliminary results for the year ended 30 June 2005
1 September 2005
Diageo has achieved organic growth in net sales (after deducting excise duties) of 4% and operating margin expansion of 0.6 percentage points resulting in organic operating profit growth of 7%. Continued strong generation of free cash flow at £1.4 billion. EPS before exceptional items 49.1 pence per share. Recommended full year dividend 29.55 pence per share.
Results at a glance

				Reported	Organic
		2005	2004	movement	movement

Volume	equivalent	125.6	122.1	3%	3%
	units
	million

Turnover	£million	9,036	8,891	2%	4%
Net sales (after deducting excise duties)	£million	6,729	6,682	1%	4%
Marketing investment	£million	1,023	1,039	(2)%	1%
Operating profit before exceptional items	£million	1,944	1,911	2%	7%
Operating margin before exceptional items	%	21.5	21.5	—	0.6 ppts
Other organic growth highlights
•	Net sales (after deducting excise duties) of global priority brands excluding ready to drink grew 6%

•	Marketing increased 5% excluding ready to drink

•	Restructuring costs of nearly £90 million charged to operating profit to improve efficiency and reduce costs in future years
Other financial highlights

		2005	2004

Operating profit after operating exceptionals	£million	1,736	1,871
Profit for the year	£million	1,375	1,392
Basic eps before exceptional items	Pence	49.1	48.2
Basic eps	Pence	46.3	45.9
Recommended final dividend per share	Pence	18.2	17.0
Free cash flow	£million	1,441	1,450
Return on invested capital	%	14.9	14.5
Share buybacks	£million	710	306

%	movements are organic movements. These movements and operating margins are before exceptional items. See page 29 for additional information for shareholders and an explanation of non GAAP measures.
•	Restated for the change in accounting treatment for Diageo’s General Mills shareholding eps before exceptional items grew 9%
Paul Walsh, Chief Executive of Diageo, commenting on the year ended 30 June 2005 said:
‘The range of Diageo’s premium drink brands together with our geographic reach gives us the ability to consistently deliver top and bottom line growth and strong cash flow. That is exactly what we have delivered this year. At the same time we have continued to build our brands, with over £1 billion of marketing investment. We have also improved our routes to market, particularly in the world’s biggest premium drinks market, the United States and made value creating acquisitions of brands which widen our brand range even further.

We have successfully resolved our exposure to Burger King, monetised the majority of our shares in General Mills and provided certainty as to the value we will receive from our remaining shares when they are sold as we expect they will be in a couple of months.
With the completion of these transactions Diageo’s balance sheet is now as focused on our position as the world’s leading premium drinks company as our operations have been for a number of years. Therefore, given the continued strong performance of our free cash flow, we will now be able to increase the amount of our share buy back programme. For fiscal ‘06 we are proposing a programme of around £1.4 billion.
As we said at our recent trading update, we expect that in ‘06 volume growth will again be 3% and net sales (after deducting excise duties) will be 4%. Better pricing and a stabilising ready to drink trend may give us the opportunity to improve on the net sales (after deducting excise duties) growth we achieved this year. We believe operating profit growth can be similar to that achieved in ’05 even after allowing for higher growth in marketing spend and higher pension costs.’
Key features of the year
•	In North America, strong top line growth together with overhead reduction delivered organic operating profit growth of 11%. Volume grew 4% and Diageo gained share in the United States across all three categories — spirits, wine and beer – in a market which is estimated to have grown by 3.5%. Although volume for the ready to drink sector was flat, Diageo gained share.

•	In Europe, operating profit grew 3% despite challenging trading conditions and further contraction of the ready to drink segment. Volume and net sales (after deducting excise duties) were down 1% and 2% respectively. Excluding ready to drink, volume and net sales (after deducting excise duties) increased 1% as price increases on global priority brands were offset by weak local priority brands in Ireland. There was an incremental £25 million spent on restructuring initiatives, which was offset by savings of £17 million.

•	The International business delivered operating profit growth of 4% while increasing marketing investment by 15%. Strong volume growth in Latin America and some Asian markets together with a number of price increases drove net sales (after deducting excise duties) up 9%. Marketing investment was increased in new growth markets such as China and behind the global priority brands where spend was up over 25%.

•	The global priority brands continue to be the engine for growth with volume and net sales (after deducting excise duties), excluding ready to drink, up 3% and 6% respectively.

•	Ready to drink now represents 6% of Diageo’s volume and around 10% of net sales (after deducting excise duties). Weakness in the ready to drink segment continued and volume and net sales (after deducting excise duties) declined 3% and 5% respectively. This reduced overall net sales (after deducting excise duties) growth by over 1 percentage point.

•	Excluding ready to drink, marketing investment grew 5%. Spend on global priority brands, excluding ready to drink, increased 6%. Spend on ready to drink brands was reduced 21% to reflect the decline of the segment across Europe and the consolidating competitive environment in North America.

•	Diageo’s decision to dispose of nearly 50 million shares in General Mills improved return on invested capital and raised £1,210 million. Excluding the impact of the sale of the General Mills shares, Diageo delivered eps growth of 9%.

•	The restructuring programme, which began in fiscal 2004, has continued at a cost of nearly £90 million in the year (2004 - £50 million) focused on streamlining operations in Europe. Incremental synergy of £68 million is expected to accrue in fiscal 2006.

•	A further £710 million was returned to shareholers via our on-market share repurchase programme.

Net sales after deducting excise duties	é	4%

Operating profit	é	7%

Operating margin	é	0.6ppts

Free cash flow at £1,441 million	è	—

Return on invested capital	é	0.4ppts

EPS	é	2%

OPERATING AND FINANCIAL REVIEW
For the year ended 30 June 2005
% movements are organic movements. These movements and operating margins are before exceptional items. See page 29 for additional information for shareholders and an explanation of non GAAP measures.
OPERATING REVIEW
Organic volume and net sales (after deducting excise duties) movement by brand

	Equivalent	Volume	Net sales*
	units	movement	movement
	million	%	%
Global priority brands
Smirnoff	25.2	3	—
Johnnie Walker	12.3	5	12
Guinness	11.4	(2)	5
Baileys	6.7	1	(1)
Captain Morgan	6.5	10	11
JeB	5.9	(1)	—
José Cuervo	4.5	7	9
Tanqueray	1.9	(3)	1

Total global priority brands	74.4	3	4
Local priority brands	22.7	—	1
Category brands	28.0	4	3

Total	125.1	3	4

*	after deducting excise duties
Organic volume totalled 125.1 million equivalent units. Reported volume, which includes 0.5 million equivalent units in respect of the acquisitions of Ursus, the Chalone Wine Group Ltd., and a controlling interest in Ghana Breweries, totalled 125.6 million equivalent units.
Smirnoff’s performance reflected the continued strong growth of the base brand offset by declines in Smirnoff ready to drink volume of 4% and net sales (after deducting excise duties) of 7%. The base Smirnoff brand grew across all three regions resulting in volume and net sales (after deducting excise duties) growth of 5% and 7% respectively. Smirnoff ready to drink volume declined with growth in International offset by a further decline in Europe.
Johnnie Walker also grew across all three regions. Total volume growth across the Johnnie Walker marque was 5%. The faster growth of the Johnnie Walker super deluxe variants delivered mix improvement and drove net sales (after deducting excise duties) growth of 12%.
The beer market has been tough in all three of Guinness’ major markets and this has resulted in a 2% volume decline. However, product and packaging innovation and a robust pricing strategy in these three markets led to a 5% increase in net sales (after deducting excise duties).
Baileys volume was up year on year despite weakness in Baileys Glide and Minis. The decline in these two variants has also had an adverse impact on mix. The core Baileys brand however has continued to grow and build share in the key market of Great Britain.

In North America, where over 85% of Captain Morgan’s volume is sold, performance remained strong. This together with successful innovation, such as the launch of Captain Morgan Tattoo, delivered double-digit increases in volume and net sales (after deducting excise duties).
JeB’s volume declined 1% reflecting the decline of the standard scotch segment in Spain, offset by growth in markets such as South Africa and Korea. Increased pricing in Spain, JeB’s single biggest market, mitigated the effect of the volume decline on net sales (after deducting excise duties).
José Cuervo has returned to strong growth year on year with growth of premium variants delivering mix improvement.
Tanqueray has under-performed the imported gin segment in North America where nearly 80% of its volume is sold. The brand’s performance towards the end of the year has improved since new advertising has been aired. Stronger pricing delivered mix improvement.
Analysis by region
North America
Summary:
•	Volume grew 4%, net sales (after deducting excise duties) grew 6% and operating profit grew 11%

•	Diageo has created a leading position in the world’s most profitable beverage alcohol market. The strong growth of the spirits sector along with Diageo’s superior route to market are reflected in the results which have been achieved.

•	Volume growth was led by the global priority brands, which grew 5%. Local priority brands and the category brands also showed consistent volume growth with both up 3%.

•	This strong performance in the US spirits market has resulted in an overall share gain of 0.5 percentage points to 25.4%.

•	Ready to drink volume was flat, net sales (after deducting excise duties) grew 2% and marketing investment declined 7% as competitors exited and Diageo grew share of the segment.
Key measures:

			Reported	Organic
	2005	2004	movement	movement
	£ million	£ million	%	%
Volume			4	4
Turnover	2,619	2,641	(1)	6
Net sales (after deducting excise duties)	2,191	2,220	(1)	6
Marketing	341	359	(5)	—
Operating profit before exceptional items	778	757	3	11
Reported performance:
Turnover was £2,619 million in the year ended 30 June 2005 down by £22 million from £2,641 million in the comparable prior period. Operating profit before exceptional items increased by £21 million to £778 million in the year ended 30 June 2005.

Organic performance:
The weighted average exchange rate used to translate US dollar turnover moved from £1 = $1.74 in the year ended 30 June 2004 to £1 = $1.86 in the year ended 30 June 2005. The weakening of the US dollar resulted in a £183 million reduction in turnover that was offset by organic growth of £146 million and the net impact of acquisitions and disposals which contributed £15 million of turnover. Operating profit before exceptional items increased by £21 million, reflecting organic growth of £78 million offset by £57 million of adverse exchange rate movement effects.
Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	4	5
Johnnie Walker	3	11
José Cuervo	6	7
Baileys	(3)	(2)
Captain Morgan	11	12
Tanqueray	(4)	—
Guinness	5	9
Total global priority brands	5	6
Local priority brands	3	6
Category brands	3	1
Total	4	6

*	after deducting excise duties
In North America, global priority brands represent 61% of volume, local priority brands account for 23% of volume while category brands represent the remaining 16%.
Smirnoff vodka grew volume 6% and net sales (after deducting excise duties) 8% behind strong base brand performance and even faster growth of Smirnoff Twist. Share of the vodka category grew by 0.8 percentage points.
Smirnoff ready to drink volume was flat although net sales (after deducting excise duties) grew 2%. While share of the segment grew 5.9 percentage points, growth was impacted by comparison against the Smirnoff Twisted V launch in late 2003.
In the prior year, marketing investment behind Smirnoff vodka increased nearly 50% to support the Icon packaging launch. Consequently, year on year Smirnoff vodka marketing declined while Smirnoff ready to drink marketing was focused on continuing to build awareness of Smirnoff Twisted V.
Johnnie Walker volume grew 3% and share increased due in part to increasing demand from ethnic minority and 21-29 year old adults. Net sales (after deducting excise duties) increased 11% driven by the higher growth of the super deluxe variants and price increases. Johnnie Walker Black Label grew volume 2% and net sales (after deducting excise duties) grew 9% as a price increase was implemented in certain areas of the United States. Johnnie Walker Red Label lost share in its segment as competitive pressure increased. Johnnie Walker Green Label was launched in October 2004 and contributed to the growth in the super deluxe variants. Marketing investment increased 7% to support this launch and behind increased gift packaging programmes.

José Cuervo volume was up 6%, led by growth in Cuervo Gold and José Cuervo Classico. Marketing investment increased 10% as the brand launched its first television advertising campaign. While share declined 0.9 percentage points as competitive pressures from super and ultra premium tequilas increased, José Cuervo remains the category leader.
Baileys had a difficult start to the year as Minis failed to sustain its initial launch success. In the second half of the year however the brand’s volume performance has improved.
Captain Morgan continues to grow very strongly with volume up 11% and net sales (after deducting excise duties) up 12% as the brand gained 2.2 percentage points of share. Growth was driven primarily by Captain Morgan Original Spiced Rum, together with the successful launch of Captain Morgan Tattoo and Parrot Bay Passion Fruit. Marketing investment increased 14% to support these launches as well as increased advertising and on trade marketing programmes.
Tanqueray volume fell 4% and the brand lost share although it remains the leading imported gin. A price increase was taken in certain states mitigating the volume decline and therefore net sales (after deducting excise duties) were flat. Marketing investment declined 2% in the year as campaigns were withdrawn to prepare for the fourth quarter launch of a new advertising campaign.
Guinness volume grew 5%, significantly outperforming the import beer category. This was due to growth across all variants: Guinness Draught in Bottle, Guinness Extra Stout and Guinness Draught. This performance is the result of successful marketing particularly around the low calorie message and the consumer trend towards premium brands and taste. Net sales (after deducting excise duties) increased 9% as a result of stronger pricing.
The local priority brands performed well with volume growth and mix improvement driven by the strong performance of Crown Royal. Volume of Crown Royal was up 7%, and net sales (after deducting excise duties) increased 11% benefiting from a price increase in select states. Crown Royal also grew share by 0.4 percentage points. Beaulieu Vineyards and Sterling Vineyard continue to grow strongly with volume up 12% and 19% respectively, boosted by the significant growth of lower value variants, BV Century Cellers and Sterling Vintners Collection. These volume increases were partially offset by a decline in volume of Buchanan’s, 7 Crown and VO, all down 1%.
Category brands grew volume 3% led by growth in beer such as Smithwicks and Red Stripe as well as value vodkas such as Popov and Gordon’s Vodka. Net sales (after deducting excise duties) grew only 1% principally due to the growth in value vodkas.
Overall marketing investment was flat as growth in Crown Royal, Captain Morgan and José Cuervo was offset by the decline in Smirnoff. The growth in marketing spend for Crown Royal is primarily related to the brand’s sponsorship of NASCAR. The Captain Morgan and José Cuervo marketing increases were driven by increased media investment.
Diageo has signed new distributor agreements in a further three states in the past year, bringing the total number of states that have signed new distribution agreements to 39 and the District of Columbia. Across the United States, there are 2,100 distributor sales persons who are exclusively selling over 80% of Diageo’s spirits and wines volume.
Performance in Canada, which represents 10% of total North America volume, was negatively affected by a strike in the province of Quebec, which impacted the holiday selling season and the destocking of the Canadian Liquor Control Board and consequently volume declined 3%.

In February 2005, Diageo completed the acquisition of the Chalone Wine Group Ltd. for US$285 million (£153 million) and has since successfully integrated the brands. In fiscal 2005, Chalone contributed nearly 50,000 equivalent units and £14 million in net sales (after deducting excise duties).
Europe
Summary:
•	Volume declined 1%, net sales (after deducting excise duties) were down 2% and operating profit increased 3%.

•	Europe remains a difficult business environment with increased regulation on ready to drink products, health related legislation, a continued shift from the on trade to the off trade and weak economic conditions.

•	There were £25 million of incremental restructuring charges, partially offset by a reduction of £17 million in costs, which resulted in a 1 percentage point reduction in organic operating profit growth.

•	Marketing declined 7%, partially driven by a 44% reduction in spend on ready to drink as a result of the continued contraction of the ready to drink segment.

•	Excluding ready to drink volume and net sales (after deducting excise duties) grew 1%.
Key measures:

			Reported	Organic
	2005	2004	movement	movement
	£ million	£ million	%	%
Volume			—	(1)
Turnover	3,852	3,847	—	—
Net sales (after deducting excise duties)	2,494	2,535	(2)	(2)
Marketing	403	435	(7)	(7)
Operating profit before exceptional items	692	666	4	3
Reported performance:
Turnover in Europe increased in the year ended 30 June 2005 by £5 million to £3,852 million. Operating profit before exceptional items increased by 4% from £666 million to £692 million.
Organic performance:
Turnover increased by £5 million compared with the year ended 30 June 2004. This increase arose due to organic growth of £8 million offset by an overall reduction in turnover arising from disposals and acquisitions of £3 million. Exchange rate movements had no overall impact on turnover in the year. Operating profit before exceptional items increased by £26 million as a result of £18 million of organic growth, beneficial exchange rate movement effect of £7 million and the impact of acquisitions of £1 million.

Organic brand performance

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	(3)	(12)
Johnnie Walker	1	2
Guinness	(2)	5
Baileys	2	—
JeB	(3)	(2)
Total global priority brands	(1)	(2)
Local priority brands	(4)	(4)
Category brands	4	1
Total	(1)	(2)

*	after deducting excise duties
In Europe, global priority brands represent 64% of the volume, local priority brands account for 16%, while category brands represent the remaining 20% of the volume.
Smirnoff’s performance reflects the continued decline of the ready to drink segment in Europe. Last year Smirnoff ready to drink represented nearly 20% of total Smirnoff volume and this has fallen to 15% in 2005. Smirnoff vodka grew volume 3% and net sales (after deducting excise duties) grew 4% with good performances and stronger pricing in Great Britain, Ireland and Spain; all markets in which it is the leading vodka brand. Smirnoff ready to drink volume and net sales (after deducting excise duties) declined over 25% and consequently marketing on ready to drink was reduced by more than 40%. However, support behind Smirnoff vodka was up 7% as there was increased investment behind the launch of Smirnoff Norsk and Penka in Great Britain.
Johnnie Walker volume grew 1% and net sales (after deducting excise duties) increased 2%. Volume for Johnnie Walker Black Label and Johnnie Walker super deluxe variants was up 3% and 50% respectively as a result of increased focus on super premium brands in Greece, Russia and Spain. Johnnie Walker Red Label volume was flat as growth in Russia and Greece offset weakness in France and Spain. Marketing was up 6% as a result of increased activities in Greece, Russia and Spain.
Almost 95% of Guinness volume in Europe is sold in Great Britain and Ireland, and therefore the declining beer market in both countries heavily impacted volume, which declined 2%. Robust pricing has offset volume weakness with net sales (after deducting excise duties) up 5%.
Baileys volume was up 2% driven by strong growth in Great Britain, Germany and Russia. Net sales (after deducting excise duties) were flat due to adverse mix as the prior year saw the launch of Baileys Glide. Excluding ready to drink, net sales (after deducting excise duties) were up 2%.
JeB volume declined 3% due to the continued contraction of the standard whisky segment. However net sales (after deducting excise duties) were down by 2% due to improved pricing in Spain and Portugal.
Local priority brand volume and net sales (after deducting excise duties) were down 4% as lagers in Ireland continue to decline due to difficult on trade market conditions.
Category brands grew volume 4% as strong performances from smaller brands offset a 3% decline in Gordon’s Gin outside of Great Britain. Blossom Hill continued to grow in Great Britain with volume up 18%. Pampero performed well in Spain and Italy with volume up 8% and 20% respectively, while Haig was particularly strong in Greece with volume up 29%.

Marketing in Europe was down 7% due to a 44% reduction in spend on ready to drink. Marketing, excluding ready to drink, decreased 1% in response to soft market conditions. However investment in key brands was up-weighted with marketing for Smirnoff excluding ready to drink up 7% driven by increases in Great Britain and Ireland. Johnnie Walker marketing grew 6% to support the brand’s growth in Greece and Russia. Investment was also increased behind specific opportunities such as Baileys and Guinness in Great Britain, lagers in Ireland and Cacique in Spain.
The acquisition of the Ursus vodka and the Ursus Roter brands for 146 million (£99 million) was completed on 25 February 2005 and Diageo began selling the brands in Greece late in March.
Great Britain
Through a period of weakening economic and market conditions, Diageo delivered overall top line growth with volume and net sales (after deducting excise duties) up 1% and 2% respectively. This growth has been achieved through share gains in vodka, gin and cream liqueurs. A focused pricing strategy has resulted in price increases on Smirnoff Red, Guinness, Baileys, Gordon’s, and Pimms. This strength in core spirits, together with the continued growth of wines, helped offset the negative mix impact of the decline in the ready to drink segment. Excluding ready to drink, volume grew 3% while net sales (after deducting excise duties) were up 7%.
In a buoyant category, Smirnoff vodka continued to outperform. Volume grew 5% and net sales (after deducting excise duties) were up 8% as a result of a price rise in June 2004. Share increased by 1 percentage point due to a strong marketing programme, increased distribution and consistent promotional activities. Share of voice increased 13 percentage points to 29% as a result of a 28% increase in marketing investment which includes support for the launch of Norsk and Penka. Smirnoff ready to drink volume declined 19%, however, the brand remains the segment leader with a 28% share.
In a weak beer market, Guinness volume declined 1%, although price increases in April 2004 and February 2005 led to net sales (after deducting excise duties) growth of 4%. New promotional packaging for Guinness Draught in cans drove off trade growth, while a solid performance in the on trade enabled the brand to hold share. Marketing investment grew 1% and as result share of voice increased 1 percentage point to 17%.
Baileys Glide has not built on its initial success, and volume of the product halved in the year. Consequently, total Baileys volume increased 2% and net sales (after deducting excise duties) were down 3% as a result of the adverse mix impact. Core Baileys volume and net sales (after deducting excise duties) were up 3%. Stock in trade was successfully reduced following the increase in the prior year in preparation for the July 2004 launch of a new bottle with a modern and contemporary look. Marketing investment for Baileys (excluding Glide) was up 3% to support the launch of the new bottle as well as wide reaching media and sampling campaigns.
Local priority brand performance was mixed. Gordon’s volume grew 2% driven by an effective advertising campaign and the successful re-launch of Gordon’s Sloe gin. Already the leading gin brand in Great Britain, share increased 2 percentage points to 41%. Bell’s volume was flat as the brand recovered from tough trading conditions over the Christmas period when competitors pursued an aggressive discounting strategy. It remains the market leader with 15% share. Archers volume declined 12% driven by a 21% decline in the ready to drink variant Archers Aqua.
Category brand volume was up 9% driven by 18% growth in Blossom Hill which, as a result of its continued strong performance, has become Diageo Great Britain’s biggest off trade brand.

Ireland
The results for Ireland reflect the ongoing difficulties in the on trade as well as growth in the value wine and spirits segments. The shift from the on trade to the off trade was further exacerbated by the smoking ban introduced in the Republic of Ireland in March 2004. The on trade declined 5% and now represents 53% of the market while the off trade grew 11% driven by strong growth in wines and spirits. These market dynamics have a major impact on performance in Ireland as the majority of Diageo’s business is in the on trade. As a result, volume declined 4% and net sales (after deducting excise duties) were down 5%.
Although Guinness volume was down 3%, net sales (after deducting excise duties) were up 4% due to pricing. The brand’s performance in the first half was stronger as it benefited from a cool summer in 2004 compared to the abnormally hot summer in 2003. In the on trade, which accounts for nearly 90% of Guinness’ volume, share was up by nearly 1 percentage point in the Republic of Ireland and remained flat in Northern Ireland despite the challenging market dynamics.
In spirits, Smirnoff vodka performed well and it continues to be the number one vodka brand in Ireland. Volume increased 11% as a result of the successful introduction of a new bottle and new advertising in 2004. Baileys volume was up 2% with most of the growth coming during the Christmas period as a result of a new and extended marketing campaign.
Local priority volume declined 9% due to continued weak performance in beer. However, performance in the second half was stronger due in part to increased marketing investment.
Spain
In Spain, volume declined 1% in a spirits market that contracted by 2%. The first half saw a trade buy-in ahead of the January 2005 increase in both duty and price. As a result of stronger pricing across a number of brands, net sales (after deducting net excise duties) grew 3%.
JeB volume declined 4%, while net sales (after deducting excise duties) were down only 1% due to higher pricing. Despite a 1 percentage point decrease in share, JeB remains the leader of the standard whisky segment with a 25% share.
Johnnie Walker volume declined 3% while net sales (after deducting excise duties) grew 2% due to stronger pricing on Johnnie Walker Red Label and 6% volume growth in Johnnie Walker Black Label. Johnnie Walker Red Label share was flat while Johnnie Walker Black Label grew share by 1 percentage point.
Baileys volume increased 1% and net sales (after deducting excise duties) were up 4%, again as a result of stronger pricing. Off a small base, José Cuervo volume was up 38% and net sales (after deducting excise duties) increased 50% driven by the introduction of new premium variants and increased consumer interest in the tequila category.
Local priority brand volume was flat while net sales (after deducting excise duties) increased 4% as the result of higher pricing. The dark rum segment continues to grow, although at a more moderate pace, as consumers continue to shift away from whisky and white rum. Cacique volume was flat, while net sales (after deducting excise duties) were up 6% due to pricing. Although the brand lost share due to numerous new entries, it is still the leader of the dark rum segment with 21% share.
Category brand volume was up 7%. Continued momentum behind Pampero led volume to grow 8% and net sales (after deducting excise duties) to increase by 19%. Gordon’s volume was up 6% and net sales (after deducting excise duties) grew 7% due to favourable pricing versus the competition.

Rest of Europe
The rest of Europe represents about a third of Diageo’s European business. Total volume declined 1% and net sales (after deducting excise duties) were down 4% driven by the decline in the ready to drink segment in Germany, Switzerland and the Nordics. Performance excluding ready to drink was stronger with volume up 1% and net sales (after deducting excise duties) up 2% as a result of volume growth in Russia and robust pricing in Greece.
In Greece, volume increased 6% and net sales (after deducting excise duties) were up by 5%. Stronger pricing of Johnnie Walker, Smirnoff, José Cuervo and Haig was slightly offset by a 16% decline in ready to drink net sales (after deducting excise duties). In a tough market, volume in France declined by 1% as weakness in Johnnie Walker and Gordon’s was partially offset by growth in Smirnoff vodka and JeB. Volume in Germany and Switzerland was down more than 8% as a result of ready to drink volumes declining 71% and 48% respectively as higher duties and increased regulations of the ready to drink category were introduced during the year.
Russia continued its strong growth trajectory, albeit from a relatively small base. Volume grew 51%, while net sales (after deducting excise duties) were up 47%. Johnnie Walker and Baileys were the key growth drivers with volume up 56% and 45% respectively. Johnnie Walker Black Label, Johnnie Walker Red Label and Baileys are the clear leaders in their segments. Diageo entered an agreement with Heineken for the production and distribution of Guinness in Russia which became effective as of July 2005.
International
Summary
•	Strong growth with volume up 4%, net sales (after deducting excise duties) up 9%, marketing up 15% and operating profit up 4%.

•	Volume growth was achieved through high growth in Latin America and parts of Asia Pacific. This together with price increases in Latin America and Africa and overall mix improvement delivered a 5 percentage point improvement in price and mix.

•	Global priority brands performed strongly with volume up 6%. Net sales (after deducting excise duties) grew 12% due to price increases on Smirnoff in Latin America and Guinness in Africa and mix improvement in Johnnie Walker, which offset a decline in volume in Nigeria, Taiwan and Korea.

•	Significant investments were made in the period to position Diageo for long term growth including an increase in marketing of 27% on global priority brands, the launch of a redesigned Guinness bottle in Nigeria at a cost of £13 million and the launch of a number of product innovations.

•	The emerging markets of Brazil, India and China continue to grow rapidly resulting in strong Johnnie Walker and Smirnoff growth.
Key measures:

			Reported	Organic
	2005	2004	movement	movement
	£ million	£ million	%	%
Volume			5	4
Turnover	2,503	2,340	7	8
Net sales (after deducting excise duties)	1,982	1,864	6	9
Marketing	279	245	14	15
Operating profit before exceptional items	627	646	(3)	4

Reported performance:
Reported turnover in the year ended 30 June 2005 was £2,503 million, up £163 million on the prior year figure of £2,340 million. Operating profit before exceptional items was down 3% at £627 million for the year ended 30 June 2005.
Organic performance:
Turnover in International markets was up £163 million compared with the year ended 30 June 2004. There were unfavourable exchange effects of £45 million, offset by a £194 million improvement in organic performance. Acquisitions contributed turnover of £14 million in the year to 30 June 2005.
There was a £19 million decrease in reported operating profit before exceptional items. This decrease was mainly due to organic improvements in brand performance of £21 million offset by unfavourable exchange rate movements of £41 million.
Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	8	16
Smirnoff	13	21
Guinness	(4)	5
Baileys	1	1
Total global priority brands	6	12
Local priority brands	—	1
Category brands	4	8
Total	4	9

*	after deducting excise duties
In International, global priority brands account for 53% of total volume, while local priority brands represent 15% and category brands account for the remaining 32%.
Growth in Johnnie Walker was driven by the brand’s strong performance across Latin America and in China and India, offset by weakness in Taiwan and Australia. Higher growth in the Johnnie Walker super deluxe variants gave rise to significant mix benefits.
Strong volume growth was achieved in both Smirnoff vodka, up 9% and Smirnoff ready to drink, up 32%. Smirnoff performance was particularly strong in Latin America, Asia Pacific and India with volume growth of 22%, 15% and 36% respectively. In Latin America, Smirnoff ready to drink grew volume 40% due to a repositioning of the brand in Brazil and the launch of the Smirnoff Black Ice variant. In South Africa, Smirnoff ready to drink volume was up 15% driven by innovation initiatives. Price increases in Latin America coupled with the growth in the ready to drink segment delivered favourable mix benefits.
Guinness volume decline of 4% is primarily due to a 20% volume decline in Nigeria, as the rest of international delivered strong volume growth of 8%. The key drivers of growth were Cameroon, Japan and Ghana as a result of both innovation and packaging initiatives. Net sales (after deducting excise duties) grew 9 percentage points ahead of volume supported by higher pricing in Nigeria.
Baileys volume grew 1% with volume growth in Latin America offset by declines in Australia and global duty free. Growth in Latin America was as a result of strong volume performance in Mexico primarily supported by a new media campaign.

In local priority brands, strong volume growth from Buchanan’s (Venezuela), Pilsner (Kenya) and Bell’s (South Africa) was offset by significant declines in Windsor (Korea) and Malta Guinness (Africa).
Mix improvement in the category brands was due to the growth of higher value brands such as Buchanan’s (outside of Venezuela) and Old Parr, which was offset by a significant decline in Spey Royal, a value brand, in Thailand.
Overall marketing investment grew 15% with spend behind global priority brands up 27%. In South Africa investment in the global priority brands was up 40%. The drivers included the launch of Smirnoff Triple Spin, the re-launch of Baileys and promotional activities for Smirnoff and JeB. In Nigeria, promotional activities focused around the launch of the redesigned Guinness bottle. In Latin America, higher media spend supported the continued growth of Johnnie Walker and Smirnoff.
Asia Pacific
In Korea, the trading environment for beverage alcohol remains tough due to a difficult economy. The whisky category declined 7% losing share to cheaper local substitutes. While Diageo maintained its leadership in scotch, premium brands such as Windsor and Dimple, both lost share and volume declined 16% and 14% respectively. This was offset by strong volume growth in JåB of 49% and therefore overall volume was down 10%. Net sales (after deducting excise duties) declined 13% due to the negative mix impact of the volume decline in Windsor and Dimple.
In Japan, the global priority brands were up 8% in volume and 14% in net sales (after deducting excise duties). Guinness grew share driven by expanded on trade distribution and increased media spend. Smirnoff ready to drink grew share 13 percentage points in the off trade.
In Thailand, volume was up 1% and mix improvement led to stronger net sales (after deducting excise duties) growth. Johnnie Walker reversed its first half volume decline with overall volume up 1% and net sales (after deducting excise duties) benefited from higher pricing across all variants and positive mix. Additionally, increased media spend supported price increases on Johnnie Walker Red Label and Johnnie Walker Black Label. This was offset by weak Spey Royal performance with volume down 36% as the brand increased price and lost share in the highly competitive standard scotch segment. However, this lost volume was offset by the successful launches of Golden Knight, in January 2005, and Benmore, in March 2005, which compete in the value whisky and standard scotch segments respectively.
Trading conditions in Taiwan were difficult with increased competition from both lower priced local scotch brands and single and blended malt brands. Johnnie Walker Black Label lost share and volume declined by 36%, primarily driven by a volume decline in the first half. However, the brand performed strongly in the second half with volume up 17%. Growth in the Johnnie Walker super deluxe variants delivered mix improvement and overall Johnnie Walker volume and net sales (after deducting excise duties) declined 26% and 16% respectively.
Diageo grew share and maintained its leadership position in both the spirits category and ready to drink segment in Australia. The Australian spirits market was down 4% and Diageo’s performance was mixed with volume of Bundaberg and Smirnoff up, but Johnnie Walker and Baileys down. Bundaberg grew share due to the launch of Bundaberg Distillers No. 3, new packaging and increased media spend. Ready to drink volume grew 10% driven by further successful line extensions.

In India, volume increased 26% off a small base, primarily driven by growth in the global priority brands. This was supported by a significant investment in marketing concentrated on increasing brand awareness of Smirnoff vodka and Johnnie Walker. Smirnoff vodka delivered the highest growth, with volume up 36% and share up 2 percentage points driven by the launch of Smirnoff Flavours and targeted marketing campaigns. A price increase was also implemented on Smirnoff vodka. Johnnie Walker continued its strong performance with volume up 24%.
China too experienced rapid volume and net sales (after deducting excise duties) growth primarily driven by an increase in Johnnie Walker volume of 78%. Johnnie Walker Black Label benefited from a significant increase in marketing investment. Additionally, in April 2005, Diageo successfully hosted the Johnnie Walker Classic, a premier golf tournament, in Beijing. Growth in the global priority brands was also supported by a new route to market model for Guinness, Baileys and Smirnoff vodka, all of which registered volume increases, although off smaller bases.
Latin America and the Caribbean
There was strong growth across all Latin American markets with overall region volume up 11% and net sales (after deducting excise duties) up 20%. The key drivers of growth were the global priority brands with Johnnie Walker and Smirnoff growing volume 13% and 22% respectively as well as strong growth in the local priority brands.
Performance in Brazil, Paraguay and Uruguay benefited from generally strong economies and volume was up 21% and net sales (after deducting excise duties) up 31%. Johnnie Walker contributed to the strong performance with overall volume up 10% and net sales (after deducting excise duties) up 19% due to growth in the previously declining super deluxe variants. Smirnoff vodka grew volume 21% boosted by higher media spend and a new packaging launch. In Brazil, Johnnie Walker Red Label, Johnnie Walker Black Label and Smirnoff vodka all increased share as a result of increased media spend, and maintained leadership of their respective categories.
In Venezuela, a significant improvement in the economic environment led to strong growth with volume up 23% and net sales (after deducting excise duties) up 50%. The key drivers of growth were volume and mix improvement on Johnnie Walker and Buchanan’s both of which increased volume over 60% and grew share. Diageo maintained its leadership of the super deluxe, deluxe and standard scotch segments as a result of new media spend. Smirnoff Ice was launched in Venezuela in October 2004 and has positioned itself as the leader within the ready to drink segment supported by increased media spend.
Performance in Mexico was strong with overall volume up 43% and net sales (after deducting excise duties) up 54% primarily driven by growth and share gains across the scotch category. Buchanan’s increased share by 4 percentage points and Johnnie Walker Red Label and JåB each increased share by 2 percentage points. Baileys accelerated growth with volume up 26% and share increased 2 percentage points lifted by improved brand visibility from wider distribution and a new media campaign.
In Jamaica, volume declined 1% while net sales (after deducting excise duties) were up 11% as a result of price increases on Guinness and Red Stripe.
Africa
Africa delivered volume growth of 2% despite the weakness of the important Nigerian beer market. Price increases were achieved in a number of major markets including Nigeria and overall net sales (after deducting excise duties) grew 8%. Underlying margin expansion was offset by the cost of the new bottle design in Nigeria.

In Nigeria, the beer market declined 10% due in part to reduced liquidity and increased competition for disposable income, from such items as mobile phones. Guinness, the premium priced brand in the beer market, was more affected by the downturn with volume down 20% while share declined. Similarly, Malta Guinness, which retails at a premium price, lost share and declined in volume. Marketing investment increased 18% to support promotional activities, including the launch of a redesigned Guinness bottle in August 2004, which re-enforced Guinness’ quality positioning. Harp, which was re-launched in April 2005, grew share and volume. Guinness Extra Smooth was successfully launched in June 2005. While overall volume in Nigeria declined 19%, net sales (after deducting excise duties) only declined 2% as a result of higher pricing.
In Kenya, Diageo’s performance in beer was strong with volume up 13%. Strong volume performance of premium variants delivered mix benefits for Tusker, Pilsner volume remained robust, and Senator, driven by the launch of the keg variant in July 2004, grew share by 4 percentage points.
Performance was strong in Cameroon and, although the beer market declined by 4%, Guinness grew volume by 21% benefiting from the successful launch of Guinness Extra Smooth in June 2004 which captured 5% of the beer market. Volume increased 10% as this strong performance was offset by volume declines in Harp and Gordon’s Spark. Net sales (after deducting excise duties) increased 12%, driven by price and mix.
In December 2004, Diageo completed the purchase of Ghana Breweries Limited, a subsidiary of Heineken, and retains a majority ownership in the newly formed entity — Guinness Ghana Breweries Limited. Guinness delivered high volume growth in Ghana with Guinness FES increasing share by 2 percentage points. Malta Guinness also gained share and increased volume by 26%. Overall volume increased 15% and net sales (after deducting excise duties) increased 22%, driven by price increases.
In South Africa, overall volume increased 8% and net sales (after deducting excise duties) increased 11%, primarily driven by positive brand mix. The scotch market was up 14% and Diageo’s joint venture, brandhouse, delivered strong results with Johnnie Walker, JeB and Bell’s all delivering strong volume growth and share gains. The performance of these brands was driven by an increase in marketing of 34% focused on building brand awareness. Smirnoff in South Africa, which represents 90% of Smirnoff volume in Africa, registered strong growth with volume up 5% and net sales (after deducting excise duties) up 6% due in part to the introduction of Smirnoff Triple Spin, a new ready to drink variant. Smirnoff vodka, positioned as a premium white spirit in the on trade, grew share by 1 percentage point.
Global Duty Free
Volume growth in Europe, Australia and parts of Asia in the second half, reversed the declining trend of the first half, and overall volume and net sales (after deducting excise duties) remained flat year on year. Stronger performances from Johnnie Walker Black Label and Johnnie Walker super deluxe variants due to aggressive marketing and promotion initiatives at airports and price increases on Smirnoff vodka, offset a volume decline in Baileys.
Corporate revenue and costs
Reported turnover in the year ended 30 June 2005 was £62 million, down £1 million versus the prior year. Net corporate operating costs before exceptional items reduced by 3% to £153 million in the year to 30 June 2005 compared to the prior year.

FINANCIAL REVIEW
Summary consolidated profit and loss account

		Year ended 30 June 2005			Year ended 30 June 2004
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover	9,036	—	9,036	8,891	—	8,891
Operating costs	(7,092)	(208)	(7,300)	(6,980)	(40)	(7,020)

Operating profit	1,944	(208)	1,736	1,911	(40)	1,871
Associates’ profits	185	—	185	451	(13)	438
Investment income	17	—	17	—	—	—
Disposal of fixed assets		(19)	(19)		(35)	(35)
Disposal of businesses		46	46		(10)	(10)
Finance charges	(143)	—	(143)	(295)	—	(295)

Profit before taxation	2,003	(181)	1,822	2,067	(98)	1,969
Taxation	(481)	98	(383)	(517)	30	(487)

Profit after taxation	1,522	(83)	1,439	1,550	(68)	1,482
Minority interests	(64)	—	(64)	(90)	—	(90)

Profit for the year	1,458	(83)	1,375	1,460	(68)	1,392
Dividends	(866)	—	(866)	(833)	—	(833)

Transferred to reserves	592	(83)	509	627	(68)	559

Turnover
On a reported basis, turnover increased by £145 million (2%) from £8,891 million in the year ended 30 June 2004 to £9,036 million in the year ended 30 June 2005. Turnover was adversely impacted by exchange rate movements of £228 million, principally arising from weakening of the US dollar.
Operating costs
On a reported basis, operating costs increased by £280 million (4%) from £7,020 million in the year ended 30 June 2004 to £7,300 million in the year ended 30 June 2005. Operating exceptional items increased by £168 million from £40 million to £208 million. On a reported basis before exceptional items, excise duties increased by £98 million from £2,209 million for the year to 30 June 2004 to £2,307 million, whilst cost of goods sold increased by £7 million and marketing investment was down 2% from £1,039 million to £1,023 million. Marketing investment on global priority brands (excluding ready to drink) was £587 million while marketing spend on ready to drink brands was £128 million. Reported group overheads increased by £23 million in the year to 30 June 2005 to £1,176 million. Overall, the impact of exchange rate movements reduced total operating costs before exceptional items by £137 million.
Exceptional operating costs
Operating profit for the period is after £208 million of exceptional operating costs. Exceptional operating costs include a charge of £149 million which is the discounted value of increasing the annual payments to the Thalidomide Trust. Diageo currently makes an annual payment of £2.8 million to the Trust although in the year ended 30 June 2005 an additional contribution of £4.4 million was made. Based on the current negotiations it is expected that the future annual payment will increase to around £6.5 million per annum.

This amount will be index-linked and is expected to be a final settlement payable over the period to 2037. Also included in exceptional costs is £29 million of accelerated depreciation in respect of the Park Royal brewery which, as announced in April 2004, closed in June 2005 and £30 million (2004 — £40 million) of final costs related to the integration of the Seagram spirits and wine businesses, acquired in December 2001.
Operating profit
Reported operating profit decreased by £135 million from £1,871 million to £1,736 million. Exchange rate movements reduced operating profit before exceptional items for the year ended 30 June 2005 by £91 million (US dollar reduction of £79 million, euro benefit of £3 million, other currencies reduction of £15 million).
Post employment plans
Post employment charges calculated under FRS 17 resulted in a charge to operating profit of £96 million (2004 — £101 million) and other finance income of £16 million (2004 – charge of £18 million). In October 2004, four million shares in General Mills with a market value of £100 million were transferred to the group’s UK pension fund. At 30 June 2005, Diageo’s deficit after taxation for all post employment plans was £902 million (30 June 2004 — £750 million).
Associates
The group’s share of profits of associates before exceptional items was £185 million for the year compared to £451 million last year. Diageo ceased to equity account for its share of the results of General Mills from 23 June 2004. In the year ended 30 June 2004, General Mills contributed £258 million to share of profits of associates. In the year ended 30 June 2005 the Group’s 34% equity interest in Moët Hennessy contributed £169 million to share of profits of associates before exceptional items (2004 — £176 million).
Investment income
Income from fixed asset investments was £17 million, arising on dividends receivable from General Mills.
Finance charges
Finance charges decreased from £295 million in the year ended 30 June 2004 to £143 million in the year ended 30 June 2005.
The net interest charge decreased by £120 million (44%) from £271 million in the prior year to £151 million in the year ended 30 June 2005; £42 million of this decrease results from lower debt offset by higher floating interest rates year on year. The balance of the reduction in the net interest charge mainly results from the cessation of equity accounting for General Mills shares (£59 million) and from the weaker US dollar (£11 million).
Other finance income of £8 million included income of £16 million (2004 — charge of £18 million) in respect of the group’s post employment plans. This beneficial movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2003 and 30 June 2004.

Non operating exceptional items
Non-operating exceptional items before taxation were a credit of £27 million in the year ended 30 June 2005 compared with a charge of £45 million in the year ended 30 June 2004. This credit includes a loss on disposal of fixed assets totalling £19 million comprising a loss on disposal of part of the group’s investment in General Mills of £26 million and a net gain on disposal of other fixed assets of £7 million. In October 2004, 49.9 million shares in General Mills were sold for £1.2 billion and a further four million shares were transferred to the group’s UK pension fund. These disposals generated a loss before tax of £26 million after writing back goodwill previously written off to reserves of £247 million and other costs, including the costs of terminating related hedge instruments, of £25 million. Also included in non-operating exceptional items is the net profit on disposal of businesses of £46 million comprising a credit relating to Burger King Corporation of £53 million, a provision of £8 million in respect of the sale of part of the United Beverages distribution business in Ireland and a net credit of £1 million relating to other disposals. The credit in relation to Burger King Corporation, which was sold in 2002, reflects the release of provisions relating to residual financing obligations following the successful refinancing of Burger King Corporation on 13 July 2005. This resulted in the repayment of the subordinated debt (including accrued interest receivable) and the release of Diageo from its obligations under the guarantee.
Profit before taxation
After exceptional items, the profit before taxation and minority interests decreased by £147 million from £1,969 million to £1,822 million in the year ended 30 June 2005.
Exchange rates
The impact of adverse exchange rate movements on profit before exceptional items and taxation for the financial year ending 30 June 2006 is estimated to be £50 million (excluding transaction exchange on share of profits of associates). This is comprised of an adverse impact in respect of our hedged transaction exposure of around £70 million and £20 million favourable translation exposure based on current exchange rates, including £1 = $1.80 (2005 — $1.86) and £1 = €1.47 (2005 —  €1.46).
Taxation
The effective rate of taxation on profit before exceptional items for the year was 24%, compared with 25% for the year ended 30 June 2004, the reduction arising primarily as a consequence of the sale of the General Mills shares. The effective tax rate on exceptional items benefits from a provision release related to various disposals in previous years.
Dividend
The directors recommend a final dividend of 18.2 pence per share, an increase of 7% on last year’s final dividend. The full dividend would therefore be 29.55 pence per share, an increase of 7%. Subject to approval by shareholders, the final dividend will be paid on 24 October 2005 to shareholders on the register on 16 September 2005. Payment to US ADR holders will be made 28 October 2005. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 3 October 2005.

Cash flow
Extract from the consolidated cash flow statement

	2005	2004
	£ million	£ million
Operating cash inflow	2,143	2,121
Interest and dividends paid to equity minority interests	(228)	(299)
Dividends from associates and fixed asset investments	134	224
Taxation	(324)	(298)
Net (purchase)/sale of investments	(6)	9
Net capital expenditure	(278)	(307)

Free cash flow	1,441	1,450

Free cash inflow was £1,441 million, compared with £1,450 million in the year ended 30 June 2004. Free cash flow decreased marginally as a result of an increase in operating cash inflows of £22 million from £2,121 million to £2,143 million in the year ended 30 June 2005 and reduced interest and dividends paid to equity minority interest of £71 million and reduced net capital expenditure of £29 million, offset by reduced dividends received from associates and fixed asset investments of £90 million (following disposal of part of the investment in General Mills) and increased taxation paid of £26 million.
In the year ended 30 June 2005, Diageo repurchased 94.4 million shares for cancellation or to be held as treasury shares (2004 — 43.1 million shares) at a cost of £710 million (2004 — £306 million). A net £29 million (2004 — £4 million) was spent on the purchase of shares for the employee share trusts.
Net borrowings at 30 June 2005 were £3,697 million, a decrease of £447 million in the year. The principal components of this decrease were the free cash inflow of £1,441 million, proceeds from the sale of part of the General Mills investment of £1,210 million partly offset by the acquisitions of £258 million principally being The Chalone Wine Group Ltd. and Ursus Vodka Holding B.V., purchase of own shares of £710 million, outflows to redeem guaranteed preferred securities of £302 million and dividends paid of £849 million.
Other matters
Conversion to International Financial Reporting Standards ‘IFRS’ — The unaudited IFRS primary statements and the accounting policies under IFRS are included on page 36 to page 44 of this press release. Reconciliations between UK GAAP and IFRS for the year ended 30 June 2005 and the balance sheets as at 30 June 2005 and 30 June 2004 are available on the Diageo website, www.diageo.com or to obtain a copy, please contact investor.relations@diageo.com.
Revised Articles of Association — A resolution will be put to the 2005 AGM in October 2005 to adopt a revised set of Articles of Association. If adopted, a summary of the new Articles will appear in the 2006 Annual Report.

DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT

			Year ended 30 June 2005						Year ended 30 June 2004
	Before						Before
	exceptional		Exceptional				exceptional		Exceptional
	items		items		Total		items		items			Total
	£ million		£ million		£ million		£ million		£ million			£ million
Turnover	9,036		—		9,036		8,891		—			8,891
Operating costs	(7,092)		(208)		(7,300)		(6,980)		(40)			(7,020)

Operating profit	1,944		(208)		1,736		1,911		(40)			1,871
Associates’ profits	185		—		185		451		(13)			438

	2,129		(208)		1,921		2,362		(53)			2,309
Investment income	17		—		17		—		—			—

Disposal of fixed assets			(19)		(19)				(35)			(35)
Sale of businesses
Continuing operations			(7)		(7)				(13)			(13)
Discontinued operations			53		53				3			3

			27		27				(45)			(45)
Interest payable (net)	(151)		—		(151)		(271)		—			(271)
Other finance income/ (charges)	8		—		8		(24)		—			(24)

Profit before taxation	2,003		(181)		1,822		2,067		(98)			1,969
Taxation	(481)		98		(383)		(517)		30			(487)

Profit after taxation	1,522		(83)		1,439		1,550		(68)			1,482
Minority interests
Equity	(53)		—		(53)		(58)		—			(58)
Non-equity	(11)		—		(11)		(32)		—			(32)

Profit for the year	1,458		(83)		1,375		1,460		(68)			1,392
Dividends	(866)		—		(866)		(833)		—			(833)

Transferred to reserves	592		(83)		509		627		(68)			559

Pence per share
Basic earnings	49.1	p	(2.8)	p	46.3	p	48.2	p	(2.3	)p	p	45.9	pp
Diluted earnings	49.0	p	(2.8)	p	46.2	p	48.2	p	(2.3)	p		45.9	p
Dividends					29.55	p						27.6	p
Average shares					2,972	m						3,030	m

DIAGEO CONSOLIDATED BALANCE SHEET

		30 June 2005		30 June 2004
	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets	4,252		4,012
Tangible assets	2,097		1,976
Investments in associates	1,334		1,263
Other investments	719		1,772

		8,402		9,023
Current assets
Stocks	2,335		2,176
Debtors — due within one year	1,664		1,573
Debtors — due after one year	68		151
Cash at bank and liquid resources	817		1,167

	4,884		5,067

Creditors — due within one year
Borrowings	(869)		(2,001)
Other creditors	(3,183)		(3,022)

	(4,052)		(5,023)

Net current assets		832		44

Total assets less current liabilities		9,234		9,067

Creditors — due after one year
Borrowings	(3,677)		(3,316)
Other creditors	(98)		(109)

		(3,775)		(3,425)
Provisions for liabilities and charges		(723)		(709)

		4,736		4,933
Post employment liabilities (net of tax)		(902)		(750)

Net assets		3,834		4,183

Capital and reserves
Called up share capital		883		885
Reserves		2,758		2,807

Shareholders’ funds		3,641		3,692
Minority interests
Equity	193		179
Non-equity	—		312

		193		491

		3,834		4,183

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

		Year ended		Year ended
		30 June 2005		30 June 2004
	£ million	£ million	£ million	£ million
Net cash inflow from operating activities		2,143		2,121
Dividends received from associates		111		224
Returns on investments and servicing of finance
Interest paid (net)	(179)		(257)
Dividends received from fixed asset investments	23		—
Dividends paid to equity minority interests	(49)		(42)

		(205)		(299)
Taxation		(324)		(298)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(296)		(327)
Net (purchase)/sale of investments	(6)		9
Sale of tangible fixed assets	18		20

		(284)		(298)
Acquisitions and disposals
Purchase of subsidiaries	(258)		(17)
Sale of subsidiaries, associates and businesses	(16)		(17)
Sale of shares in General Mills	1,210		—

		936		(34)
Equity dividends paid		(849)		(800)
Management of liquid resources		369		(98)
Financing
Issue of share capital	6		4
Net purchase of own shares for share trusts	(29)		(4)
Own shares purchased for cancellation/ holding as treasury shares	(710)		(306)
Redemption of guaranteed preferred securities	(302)		—
Decrease in loans	(757)		(247)

		(1,792)		(553)

Increase/(decrease) in cash in the year		105		(35)

MOVEMENTS IN NET BORROWINGS

	Year ended	Year ended
	30 June 2005	30 June 2004
	£ million	£ million
Increase/(decrease) in cash in the year	105	(35)
Cash flow from change in loans	757	247
Change in liquid resources	(369)	98

Change in net borrowings from cash flows	493	310
Exchange adjustments	(137)	371
Non-cash items	91	45

Decrease in net borrowings	447	726
Net borrowings at beginning of the year	(4,144)	(4,870)

Net borrowings at end of the year	(3,697)	(4,144)

DIAGEO CONSOLIDATED STATEMENT OF
TOTAL RECOGNISED GAINS AND LOSSES

				Year ended			Year ended
				30 June 2005			30 June 2004
		Before			Before
		tax	Tax	Net	tax	Tax	Net
		£ million	£ million	£ million	£ million	£ million	£ million
Profit for the year	— group	1,574	(320)	1,254	1,493	(356)	1,137
	— associates	184	(63)	121	386	(131)	255

		1,758	(383)	1,375	1,879	(487)	1,392
Exchange adjustments	— group	99	—	99	77	6	83
	— associates	21	—	21	(204)	—	(204)
Actuarial (losses)/gains on post employment plans	— group	(239)	32	(207)	476	188	664
	— associates	—	—	—	110	(39)	71

Total recognised gains and losses for the year		1,639	(351)	1,288	2,338	(332)	2,006

NOTES TO PRESS RELEASE
1. Basis of preparation
The financial statements, prepared in accordance with UK GAAP, of Diageo plc for the year ended 30 June 2005 and this preliminary statement were approved by a duly appointed and authorised committee of the board of directors on 31 August 2005. This statement does not comprise the statutory accounts of the group but is derived from those accounts.
The statutory accounts of Diageo plc for the year ended 30 June 2004 have been filed with the registrar of companies. KPMG Audit Plc has reported on those accounts and on the statutory accounts for the year ended 30 June 2005. Both the audit reports were unqualified and did not contain any statement under section 237 of the Companies Act 1985.
2. Business and geographical analysis
Following a reorganisation of the way the business is managed, the business analysis is now presented under the categories of Diageo North America, Diageo Europe and Diageo International. The results for the years ended 30 June 2005 and 30 June 2004 have been reported to reflect this new organisation.
Business analysis:

		2005		2004
		Operating		Operating
	Turnover	profit/(loss)*	Turnover	profit/(loss)*
	£ million	£ million	£ million	£ million
North America	2,619	778	2,641	757
Europe	3,852	692	3,847	666
International	2,503	627	2,340	646

	8,974	2,097	8,828	2,069
Corporate	62	(153)	63	(158)

	9,036	1,944	8,891	1,911

Geographical analysis of turnover and operating profit by destination:

		2005		2004
		Operating		Operating
	Turnover	profit*	Turnover	profit*
	£ million	£ million	£ million	£ million
Europe	3,966	562	3,963	524
North America	2,655	794	2,683	778
Asia Pacific	966	219	971	245
Latin America	564	159	455	157
Rest of World	885	210	819	207

	9,036	1,944	8,891	1,911

*	Operating profit is before exceptional operating charges of £208 million (2004 — £40 million)

Turnover and operating profit by geographical destination have been stated according to the location of the third party customers. Certain businesses within Diageo International for internal management purposes have been reported within the appropriate region in the geographical analysis above. Corporate turnover and operating loss (principally central costs) are incurred in Europe.
Corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. Additionally, they also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

	2005	2004
	£ million	£ million
Net assets relating to:
Premium drinks business	8,386	7,772
Investment in General Mills	508	1,587
Investments in associates	1,334	1,263
Post employment liabilities (net of deferred tax)	(902)	(750)
Net borrowings	(3,697)	(4,144)
Tax, dividends and other corporate items	(1,795)	(1,545)

	3,834	4,183

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar - £1 = $1.86 (2004 — £1 = $1.74) and euro — £1 = €1.46 (2004 — €1.45). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.79 (2004 — £1 = $1.82) and euro — £1 = €1.48 (2004 — £1 = €1.49). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.
3. Exceptional items

		2005		2004
	£ million	£ million	£ million	£ million
Operating costs
Thalidomide Trust	(149)		—
Seagram integration	(30)		(40)
Park Royal brewery accelerated depreciation	(29)		—

		(208)		(40)

Associates		—		(13)
Disposal of fixed assets
General Mills	(26)		(42)
Other	7		7

Sale of businesses		(19)		(35)
Continuing operations
United Beverages Holdings	(8)		—
Other premium drinks	1		(13)
Discontinued operations
Burger King Corporation	53		(26)
The Pillsbury Company	—		29

		46		(10)

		(181)		(98)

4. Taxation
The £383 million total taxation charge for the year ended 30 June 2005 comprises a UK tax charge of £64 million, a foreign tax charge of £256 million and tax on associates of £63 million.
5. Note of historical cost profit and losses
There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on an historical cost basis.
6. Movements in consolidated shareholders’ funds

	2005	2004
	£ million	£ million
Profit for the year	1,375	1,392
Dividends	(866)	(833)

	509	559
Recognised (losses)/gains	(87)	614
New share capital issued	6	4
Share trust arrangements	(16)	7
Purchase of own shares for cancellation/held as treasury shares	(710)	(306)
Goodwill on disposals of businesses	247	13

Net movement in shareholders’ funds	(51)	891
Shareholders’ funds at beginning of the year	3,692	2,801

Shareholders’ funds at end of the year	3,641	3,692

7. Net borrowings

	30 June	30 June
	2005	2004
	£ million	£ million
Debt due within one year and overdrafts	(869)	(2,001)
Debt due after one year	(3,677)	(3,316)

	(4,546)	(5,317)
Less: Cash at bank and liquid resources	817	1,167
Interest rate and foreign currency swaps	32	6

Net borrowings	(3,697)	(4,144)

8. Stocks

	30 June	30 June
	2005	2004
	£ million	£ million
Raw materials and consumables	233	189
Work in progress	19	11
Maturing stocks	1,558	1,499
Finished goods and goods for resale	525	477

	2,335	2,176

9. Net cash inflow from operating activities

	2005	2004
	£ million	£ million
Operating profit	1,736	1,871
Exceptional operating costs	208	40
Restructuring and integration payments	(43)	(97)
Depreciation and amortisation charge	224	224
Increase in working capital	(53)	(13)
Other items	71	96

Net cash inflow from operating activities	2,143	2,121

10. Contingent liabilities
(i) Guarantees On 13 July 2005, Burger King Corporation (BKC) refinanced its external borrowings on a stand-alone basis, releasing Diageo from its obligations under guarantees relating to that debt. Excluding the guarantee to BKC, at 30 June 2005 the group had given performance guarantees and indemnities to third parties, net of amounts provided in the financial statements, of £170 million.
(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. The complaint was amended on 29 December 2004 to add eight additional local Colombian government entities as plaintiffs. Diageo intends to vigorously defend itself against this lawsuit.
(iii) Alcohol advertising litigation At least nine nearly identical putative class actions are pending in state and federal courts in the United Stated against Diageo, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers and importers. All have been brought by the same counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present; and in all but one of the actions, plaintiffs seek to pursue claims on behalf of all parents and guardians of children currently under the age of 21.
Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims for conspiracy, nuisance and have other theories of recovery.
The U.S. domestic defendants (including Diageo North America Inc.) have moved or will at an appropriate time move to dismiss each of the actions. Three motions to dismiss are fully briefed and await decision. There has been no discovery to date.
(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

ADDITIONAL INFORMATION FOR SHAREHOLDERS
Definitions
Unless otherwise stated, percentage movements given throughout this announcement for volume, turnover, net sales (after deducting excise duties), marketing investment and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before exceptional items. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements and free cash flow please refer to Diageo’s annual report for the year ended 30 June 2005 and ‘Reconciliation to GAAP measures’ in this announcement.
Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by 5 and ready to drink in nine litre cases divide by 10.
Net sales are turnover less excise duties.
References to ready to drink include flavoured malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Caesar and Smirnoff Signatures. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.
The share data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates. Unless otherwise stated, share is volume share.
Share of voice is the media spend of a particular brand when compared to others in its category. The share of voice data in this announcement is taken from independent industry sources in the markets in which Diageo operates.
This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 34 — ‘Cautionary statement concerning forward-looking statements’ for more details.
This announcement includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.
Reconciliation to GAAP measures
(i)	Organic movement
Organic movement in volume, turnover, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of our premium drinks business is discussed using these measures.
Since overall performance is the result of a number of factors, breaking these down into broad categories and discussing each of these categories assists management and the reader in understanding the overall picture. Once factors such as the effect of currency movements, excise duties and acquisitions and disposals have been eliminated, the above measures enable the reader to focus on the performance of the premium drinks brand portfolio which is common to both periods. Organic movement measures also most closely reflect the way in which the business is managed, for the same reasons of achieving comparability between periods. Diageo’s strategic planning and budgeting process is based on organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.
These measures are chosen for planning, budgeting and reporting purposes since, as explained further below, they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, excise duties, acquisitions and disposals. In addition, management bonus targets are set based on the performance of the business as measured by organic operating profit growth before exceptional items.
The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion in relation to premium drinks should be read in the context of the discussion of the overall group performance.
In the discussion of the performance of our premium drinks business, net sales (after deducting excise duties) is presented in addition to turnover, since turnover reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables that impact the element of turnover retained by the group.
Also in the discussion of the performance of our premium drinks business, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of the group’s management. The risk from foreign exchange is managed centrally and is not a factor over which local managers have any control.
Adjusting for these items enables group management to monitor performance over factors which local managers are most directly able to influence in relation to the core ongoing brand portfolio. The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of our premium drinks business is included on page 31.

Organic movement calculations
The organic movement calculations for volume, turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the year ended 30 June 2005 were as follows:

			2004		Organic
	2004	Disposals	restated	Acquisitions	movement	2005	Organic
	units	units	units	units	units	units	movement
	million	million	million	million	million	million	%
Volume
North America	44.3	(0.1)	44.2	0.1	1.8	46.1	4
Europe	40.9	—	40.9	0.1	(0.3)	40.7	(1)
International	36.9	—	36.9	0.3	1.6	38.8	4

Total	122.1	(0.1)	122.0	0.5	3.1	125.6	3

			Acquisitions
	2004		and	Organic	2005	Organic
	Reported	Exchange	disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
Turnover
North America	2,641	(183)	15	146	2,619	6
Europe	3,847	—	(3)	8	3,852	—
International	2,340	(45)	14	194	2,503	8
Corporate	63	—	—	(1)	62	(2)

Total	8,891	(228)	26	347	9,036	4

Net sales (after deducting excise duties)
North America	2,220	(156)	13	114	2,191	6
Europe	2,535	1	(4)	(38)	2,494	(2)
International	1,864	(47)	10	155	1,982	9
Corporate	63	—	—	(1)	62	(2)

Total	6,682	(202)	19	230	6,729	4

Excise duties	2,209				2,307

Turnover	8,891				9,036

Operating profit before exceptional items
North America	757	(57)	—	78	778	11
Europe	666	7	1	18	692	3
International	646	(41)	1	21	627	4
Corporate	(158)	—	—	5	(153)	3

Total	1,911	(91)	2	122	1,944	7

Notes to organic movement calculations
(1)	The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar.

(2)	Acquisitions in the year ended 30 June 2005 are in respect of the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings B.V. (Europe) and Ghana Breweries Limited (International). Disposals affecting the period comprise the disposal of Kamchatka (North America) and the disposal of Finches Soft Drinks (Europe).

(3)	In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management.

(4)	The organic movement percentage is the amount in the column headed ‘organic movement’ in the table expressed as a percentage of the aggregate of the column headed ‘2004 Reported’, the column headed ‘Exchange’ and the impact of disposals from the column headed ‘Acquisitions and Disposals’. The basis of the calculation of the organic movement is explained below.

(5)	Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable trading performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.

A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior period’s results as if they had been generated at the current period’s exchange rates.

Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

(ii)	Free cash flow
Free cash flow is a non-GAAP measure that comprises the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment. Free cash flow as used by the group covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.
Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares – each of which arises from decisions which are independent from the running of the ongoing underlying business. The group’s management regards capital expenditure as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

(iii)	Return on average total invested capital
Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return on total invested capital reflects the operating performance of the business after the effective tax rate for the period, stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and the end of the period. Capital employed comprises net assets for the period, excluding post employment liabilities (net of deferred tax) and net borrowings. This average total invested capital is aggregated with restructuring and integration costs net of tax, which have been charged to exceptional items, and goodwill written off in reserves (up to 1 July 1998). Calculations for the return on average total invested capital for the year ended 30 June 2005 and 30 June 2004 were as follows:

	2005	2004
	£ million	£ million
Operating profit before exceptional items	1,944	1,911
Associates after interest	184	394
Dividends receivable from investments	17	—
Effective tax rate 24% (2004 – 25%)	(515)	(576)

	1,630	1,729

Average net assets	4,875	4,841
Average net borrowings	3,772	4,573
Average integration costs (net of tax)	921	902
Average goodwill	1,406	1,600

Average total invested capital	10,974	11,916

Return on average total invested capital	14.9%	14.5%

iv)	Economic profit
Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see (iii) above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the years ended 30 June 2005 and 30 June 2004 were as follows:

	2005	2004
	£ million	£ million
Average total invested capital (see (iii) above)	10,974	11,916

Operating profit before exceptional items	1,944	1,911
Associates after interest	184	394
Dividends receivable from investments	17	—
Effective tax rate 24% (2004 – 25%)	(515)	(576)

	1,630	1,729
Capital charge at 9% of average total invested capital	(988)	(1,072)

Economic profit	642	657

v)	Restated eps (before exceptional items)
Diageo ceased to equity account for the results of General Mills from 23 June 2004. In the year ended 30 June 2004 General Mills accounted for £258 million of associates’ profits, £59 million of interest charges and £66 million of taxation. In the year ended 30 June 2004 Diageo received £50 million in dividends. The net impact of the change in accounting from equity accounting to dividends received is to reduce eps by 3 pence per share in the year ended 30 June 2004.
Cautionary statement concerning forward-looking statements
This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, environmental laws and the laws governing pensions;

•	developments in the alcohol advertising class actions and any similar proceedings;

•	developments in the Colombian litigation and any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution rights on favourable terms when they expire;

•	termination of existing distribution rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.
All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2004 filed with the U.S. Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement in based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the U.S. Securities and Exchange Commission.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.
Past performance cannot be relied upon as a guide to future performance.

SUPPLEMENTAL SCHEDULES RE IFRS ADOPTION
Information relating to the restatement of the International Financial Reporting Standards (IFRS)
Introduction
Diageo currently prepares its primary financial statements under UK generally accepted accounting principles (UK GAAP). In future, the group is required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards as adopted by the European Union (EU). Diageo’s first IFRS results will be for the six months ending 31 December 2005 and the year ending 30 June 2006. Those financial statements will present comparative information for the year ended 30 June 2005 prepared under IFRS. This involves preparation of an opening IFRS balance sheet at 1 July 2004, which is the group’s date of transition to IFRS reporting.
The unaudited IFRS primary statements for the year ended 30 June 2005 and six months ended 31 December 2004 are set out on pages 37 to 40.
Basis of preparation
The unaudited restated financial information has been prepared in accordance with IFRS standards applicable at 30 June 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change. The restated information will be updated as necessary for any such changes, should they occur.
The accounting policies applicable to the group from 1 July 2005 are set out on pages 41 to 44. IFRS 1 - First-time adoption of international financial reporting standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the following options have been adopted as at the date of transition:
•	Business combinations: Business combinations prior to the date of transition have not been restated onto an IFRS basis.

•	Cumulative translation differences: The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

•	Share-based payments: Full retrospective application has been adopted.
The group is adopting the provisions of IAS 39 – Financial instruments: recognition and measurement from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with the current UK GAAP accounting policies, and the adjustment to IFRS will be reflected in the balance sheet at 1 July 2005.

Unaudited consolidated income statement — restated under IFRS

		Year ended 30 June 2005			Six months ended 31 December 2004
	Before				Before
	exceptional	Exceptional			exceptional	Exceptional
	items	items	Total		items	items	Total
	£ million	£ million	£ million		£ million	£ million	£ million
Sales	8,968	—	8,968		4,946	—	4,946
Excise duties	(2,291)	—	(2,291)		(1,272)	—	(1,272)

Net sales	6,677	—	6,677		3,674	—	3,674
Cost of sales	(2,556)	(29)	(2,585)		(1,365)	(14)	(1,379)

Gross profit	4,121	(29)	4,092		2,309	(14)	2,295
Marketing	(1,013)	—	(1,013)		(572)	—	(572)
Other operating expenses	(1,176)	(179)	(1,355)		(552)	(6)	(558)
Disposal of fixed assets		7	7			4	4

Operating profit	1,932	(201)	1,731		1,185	(16)	1,169
Sale of General Mills shares		221	221			219	219
Sale of other businesses		(7)	(7)			(1)	(1)
Investment income	17	—	17		8	—	8
Net interest	(150)	—	(150)		(78)	—	(78)
Other finance income/(charges)	2	—	2		(23)	—	(23)
Share of associates’ profits after tax	121	—	121		71	—	71

Profit before taxation	1,922	13	1,935		1,163	202	1,365
Taxation	(677)	78	(599)		(404)	14	(390)

Profit from continuing operations	1,245	91	1,336		759	216	975
Discontinued operations		53	53			—	—
Disposal of business
Tax on disposal of business		20	20			—	—

Profit for the period	1,245	164	1,409		759	216	975

Attributable to:
Equity shareholders of the company	1,190	164	1,354		724	216	940
Minority interests	55	—	55		35	—	35

	1,245	164	1,409		759	216	975

Pence per share
From continuing operations
Basic earnings			43.1	p			31.3	p

From continuing and discontinued operations
Basic earnings			45.6	p			31.3	p

Dividends			29.55	p			11.35	p
Average shares			2,972	m			2,999	m

Unaudited consolidated balance sheet — restated under IFRS

	30 June 2005		31 December 2004			1 July 2004
	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,840		4,488		4,542
Property, plant and equipment	1,936		1,794		1,815
Biological assets	14		6		13
Investments in associates	1,261		1,308		1,188
Other investments	719		1,048		2,184
Post employment benefit assets	12		10		11
Deferred tax assets	778		955		1,137
Trade and other receivables	68		116		151

		9,628		9,725		11,041

Current assets
Inventories	2,347		2,245		2,192
Trade and other receivables	1,607		2,114		1,402
Cash and cash equivalents	787		1,082		742

		4,741		5,441		4,336

Total assets		14,369		15,166		15,377
Current liabilities
Borrowings and bank overdrafts	(869)		(2,109)		(2,001)
Trade and other payables	(1,912)		(2,107)		(1,705)
Corporate tax payable	(746)		(795)		(803)
Provisions	(88)		(173)		(138)

		(3,615)		(5,184)		(4,647)
Non-current liabilities
Borrowings	(3,677)		(2,911)		(3,316)
Other payables	(95)		(60)		(106)
Deferred tax liabilities	(298)		(387)		(329)
Post employment benefit liabilities	(1,306)		(1,056)		(1,128)
Provisions	(304)		(133)		(184)

		(5,680)		(4,547)		(5,063)

Total liabilities		(9,295)		(9,731)		(9,710)

Net assets		5,074		5,435		5,667

Equity
Called up share capital	883		883		885
Share premium	1,337		1,334		1,331
Treasury and own shares	(987)		(674)		(331)
Other reserves	3,060		3,060		3,058
Retained earnings	614		674		257

Equity attributable to equity shareholders of the company		4,907		5,277		5,200
Minority interests		167		158		467

Total equity		5,074		5,435		5,667

Unaudited consolidated cash flow statement — restated under IFRS

	Year ended	Six months ended
	30 June 2005	31 December 2004
	£ million	£ million
Cash flows from operating activities
Operating profit	1,731	1,169
Depreciation and amortisation	241	119
Movements in working capital	89	(322)
Dividend income	134	20
Other items	78	43

Cash generated from operations	2,273	1,029
Interest paid (net)	(179)	(93)
Taxation paid	(320)	(153)
Dividends paid to equity minority interests	(49)	(25)

Net cash from operating activities	1,725	758
Cash flows from investing activities
Disposal of property, plant and equipment	18	10
Net (purchases)/disposals of investments	(6)	(2)
Disposal of shares in General Mills	1,210	1,210
Disposal of subsidiaries, associates and businesses	(16)	13
Purchase of property, plant and equipment	(294)	(124)
Purchase of subsidiaries	(258)	(15)

Net cash used in investing activities	654	1,092
Cash flows from financing activities
Proceeds from issue of share capital	6	3
Net purchase of own shares for share trusts	(29)	(54)
Own shares repurchased for cancellation / holding as treasury shares	(710)	(655)
Decrease in loans	(379)	(264)
Redemption of guaranteed preferred securities	(302)	—
Equity dividends paid	(849)	(512)

Net cash used in financing activities	(2,263)	(1,482)

Net increase in cash and cash equivalents	116	368
Exchange differences	(55)	(66)
Cash and cash equivalents at beginning of the period	668	668

Cash and cash equivalents at end of the period	729	970

Cash and cash equivalents consist of:
Other cash and cash equivalents	787	1,082
Bank overdrafts	(58)	(112)

	729	970

Movements in net borrowings

	Year ended	Six months ended
	30 June 2005	31 December 2004
	£ million	£ million
Net increase in cash and cash equivalents after exchange	61	302
Cash flow from change in loans	379	264

Change in net borrowings from cash flows	440	566
Exchange differences	(81)	98
Other non-cash items	91	8

Decrease in net borrowings	450	672
Net borrowings at beginning of the period	(4,156)	(4,156)

Net borrowings at end of the period	(3,706)	(3,484)

Unaudited consolidated statement of recognised income and expense — restated under IFRS

	Year ended	Six months ended
	30 June 2005	31 December 2004
	£ million	£ million
Net income recognised directly in equity
Exchange adjustments
— group	95	(19)
— associates	21	54
Actuarial losses on post employment plans	(205)	—

Profit for the period
— group	1,288	904
— associates	121	71

Total recognised income and expense for the period	1,320	1,010

Attributable to	1,260	982
— equity shareholders	60	28

— minority interests	1,320	1,010

Accounting policies for the Annual Report 2006
Basis of preparation
The consolidated financial statements are prepared in accordance with applicable International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and with applicable international accounting standards (as adopted or revised by the European Commission).
Business combinations
The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of joint ventures and associates. The results of subsidiaries sold or acquired are included in the income statement up to, or from, the date that control passes.
On the acquisition of a business, or of an interest in a joint venture or associate, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets including significant intangible assets acquired. Adjustments to fair values include those made to bring accounting policies into line with those of the group.
Brands, goodwill and other intangible assets
When the cost of an acquisition exceeds the fair values attributable to the group’s share of the net assets acquired, the difference is treated as purchased goodwill. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been restated. Goodwill arising subsequent to 1 July 1998 has been capitalised.
Acquired brands and other intangible assets are recognised when they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured.
Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised. Intangible assets that are regarded as having limited useful economic lives are amortised on a straight-line basis over those lives. Assets with indefinite lives are reviewed for impairment annually and other assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Impairment reviews, comparing the discounted estimated future operating cash flows with the net carrying value of brands or goodwill, are carried out to ensure that goodwill and intangible assets are not carried at above their recoverable amounts. Amortisation and any impairment write-downs are charged in the income statement.
Property, plant and equipment
Land and buildings are stated at cost less depreciation. Freehold land is not depreciated. Leaseholds are depreciated over the unexpired period of the lease. Other tangible assets are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: industrial and other buildings — 10 to 50 years; plant and machinery — 5 to 25 years; fixtures and fittings — 5 to 10 years; casks and containers — 15 to 20 years; and computer software — up to 5 years.
Reviews are carried out if there is some indication that impairment may have occurred, to ensure that tangible assets are not carried at above their recoverable amounts.
Leases
Where the group has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. Other leases are treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.

Associates and joint ventures
An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. The group’s interest in the net assets of associates is included in investments in the consolidated balance sheet and its interest in their results is included in the income statement below the group’s operating profit. Joint ventures, where there is contractual joint control over the entity, are accounted for by including on a line-by-line basis the attributable share of the results, assets and liabilities.
Share-based payments — employee benefits
The fair value of share options granted is initially measured at grant date based on the binomial or Monte Carlo formula and is charged in the income statement over the minimum life of the option. Shares of Diageo plc held by the company for the purpose of fulfilling obligations in respect of various employee share plans around the group are deducted from equity in the consolidated balance sheet. Any gain or loss arising on the sale of the Diageo plc shares held by the group is included as an adjustment to reserves.
Inventories
Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated on an actual usage basis for maturing inventories and on a first in, first out basis for other inventories.
Agriculture
Grape cultivation by the group’s wine business is accounted for as an agricultural activity. Accordingly the group’s biological assets (grape vines) are carried at fair value which is computed on the basis of a discounted cash flow computation. Agricultural produce (harvested grapes) is valued at market value on transfer into inventory.
Foreign currencies
The income statements and cash flows of overseas subsidiaries, associates and joint ventures are translated into sterling at weighted average rates of exchange, other than substantial transactions that are translated at the rate on the date of the transaction. The adjustment to closing rates is taken to reserves.
Balance sheets are translated at closing rates. Exchange differences arising on the re-translation at closing rates of the opening balance sheets of overseas subsidiaries and associates are taken to reserves, as are exchange differences arising on related foreign currency borrowings and financial instruments. Tax charges and credits arising on such items are also taken to reserves. Other exchange differences are taken to the income statement.
The results, assets and liabilities of operations in hyper-inflationary economies are adjusted to reflect the changes in the purchasing power of the local market currency of the entity.
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, the impact of hedging is recognised, where permitted, under hedge accounting (refer to financial instruments accounting policy).
Sales
Revenue from the sale of goods includes excise and import duties which the group pays as principal but excludes amounts collected on behalf of third parties, such as value added tax. Sales are recognised depending upon individual customer terms at the time of despatch, delivery or some other specified point when the risk of loss transfers. Provision is made for returns where appropriate. Sales are stated net of price discounts, allowances for customer loyalty and certain promotional activities and similar items.

Advertising
Advertising production costs are charged in the income statement when the advertisement is first shown to the public.
Research and development
Expenditure in respect of developing new drinks products and package design, is written off in the period in which it is incurred. Any subsequent development expenditure in the period leading up to product launch that meets the criteria set out in the relevant standard is capitalised.
Pensions and other post employment benefits
The group’s principal pension funds are defined benefit plans. In addition the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded post employment liabilities. For defined benefit plans, the amount charged in the income statement is the cost of accruing pension benefits promised to employees over the year, plus any benefit improvements granted to members by the group during the year. It also includes a credit equivalent to the group’s expected return on the pension plans’ assets over the year, offset by a charge equal to the expected increase in the plans’ liabilities over the year. The difference between the market value of the plans’ assets and the present value of the plans’ liabilities is disclosed as an asset or liability on the consolidated balance sheet. Any related deferred tax (to the extent that it is recoverable) is disclosed separately on the consolidated balance sheet. Any differences between the expected return on assets and that actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised in the statement of recognised income and expense.
Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.
Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence. Such items are included within the income statement caption to which they relate, and are separately disclosed either in the notes to the consolidated financial statements or on the face of the consolidated income statement.
Deferred taxation
Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities in the consolidated financial statements and their tax bases. The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries where it is probable that such earnings will not be remitted in the foreseeable future.
Financial instruments
Financial instruments in the year ended 30 June 2005 are recorded in accordance with the current UK GAAP accounting policies, and the adjustment to IFRS will be reflected in the balance sheet at 1 July 2005.
The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The derivative instruments Diageo uses mainly consist of currency forwards, and currency and interest rate swaps. Derivative financial instruments are recognized in the balance sheet at fair value that is calculated using either discounted cash flow techniques or option pricing models (e.g. Black Scholes), consistently for similar types of instruments. Both techniques take into consideration assumptions based on market data. Where possible the results are calibrated with market prices. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment are charged or credited in the income statement.

The purpose of hedge accounting is to mitigate the impact on the group of changes in exchange or interest rates, by matching the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction the group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The group also documents its assessment, both at the hedge inception and on a quarterly basis, as to whether the derivatives that are used in hedging transactions have been and are likely to continue to be highly effective in offsetting changes in fair value or cash flows of hedged items.
Diageo designates derivatives which qualify as hedges for accounting purposes as either: (a) a hedge of the fair value of a recognised asset or liability (fair value hedge); (b) a hedge of a forecast transaction or firm commitment (cash flow hedge); or (c) a hedge of a net investment in a foreign entity.
The method of recognising the resulting gains or losses from movements in fair values is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.
Fair value hedges are derivative financial instruments that Diageo uses to manage the currency and/or interest rate risk to which the fair value of certain assets and liabilities are exposed. Changes in the fair value of derivatives that are fair value hedges are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability that is attributable to the hedged risk.
Cash flow hedges are derivative financial instruments that hedge the currency risk of highly probable future foreign currency cash flows as well as the cash flow risk from changes in interest rates. The effective part of the changes in fair value of cash flow hedges are recognised in equity, while any ineffective part is recognised immediately in the income statement. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously included in equity are transferred to the income statement in the initial measurement of the asset or liability and further changes in fair value are recognised in the income statement. Otherwise, amounts recorded in equity are transferred to the income statement in the same period in which the forecasted transaction affects the income statement.
Net investment hedges take the form of either foreign currency borrowings or derivatives. All foreign exchange gains or losses arising on translation of net investments are recorded in equity and included in cumulative translation differences. Liabilities used as hedging instruments in a net investment hedge are revalued at closing exchange rates with resulting gains or losses taken to equity. Foreign exchange contracts hedging net investments in overseas businesses are revalued at fair value. Effective fair value movements are taken to equity with any ineffectiveness recognised in the income statement.

For further information
Diageo’s preliminary results presentation to analysts and investors will be broadcast at 09.30 (UK time) on Thursday 1 September 2005 via the Diageo website www.diageo.com and also at www.cantos.com. Prior to the event the presentation slides will also be available to download from Diageo’s home page.
Alternatively, to listen to the live presentation and to the question and answer session via telephone, please call:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311
Passcode: Diageo results
After the presentation the slides and accompanying text will be available to download from Diageo’s home page.
You will be able to view a recording of the presentation and question and answer session on the Diageo website from 14.00 (UK time) on the day. This facility will be available until 30 September 2005.
A video interview with Paul Walsh, Diageo Chief Executive Officer, is available at www.diageo.com and www.cantos.com from 07.00 (UK time). It is also available in audio and full transcript.
A press conference will take place beginning at 12.30 (UK time) on Thursday 1 September 2005 and will be broadcast live from a link on www.diageo.com.
Diageo management will host a conference call for analysts and investors at 15.00 (UK time) on Thursday 1 September 2005. Call this number to participate:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311
Passcode: Diageo results
The teleconference will be available on instant replay from 17.00 (UK time) and will be available until 30 September 2005. The number to call is:

UK/Europe	+44 20 7970 8261
USA/Canada	+1 203 369 4819

On Friday 2 September 2005, Diageo management will host a conference call at 10.30 (UK time) to provide further information in respect of Diageo’s adoption of International Financial Reporting Standards (IFRS). The format of the conference call will be a discussion by Diageo management of the supplemental schedules included in the year end results announcement in respect of IFRS and a conference call pre-read, followed by a question and answer session. The supplemental schedules and the pre-read for the conference call will be available on the Diageo website www.diageo.com from 1 September 2005.
Call this number to participate:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA	+1 210 795 0466
Passcode: IFRS
The teleconference will be available on instant replay from 14.00 on the day and will run until 30 September 2005. The number to call is

UK/Europe	+44 20 7970 8404
USA/Canada	+1 203 369 4852

Investor enquiries to:	Catherine James	+44 (0) 20 7927 5272
	Michael Mulhall	+44 (0) 20 7927 4471
Investor.relations@diageo.com

Media enquiries to:	Kathryn Partridge	+44 (0) 20 7927 5225
Media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 01-Sep-05
Number	7376Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 145,000 ordinary shares at a price of 807.35 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 98,114,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,952,283,938.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR
Shareholding
Released	09:33 02-Sep-05
Number	PRNUK-0209

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that on 2 September 2005 it received notification of transactions by the trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company’s Long Term Incentive Plan, now called the Total Shareholder Return plan (the ‘TSR’), approved by shareholders on 11 August 1998.
1) the directors shown below acquired, on 2 September 2005, an interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) in the form of awards under the TSR, as follows:

Name of Director	No. of Ordinary Shares
N C Rose	231,356
P S Walsh	502,287

2) the ‘Persons Discharging Managerial Responsibilities’ shown below acquired, on 2 September 2005, an interest in Ordinary Shares or American Depository Shares (‘ADS’) in the form of awards under the TSR, as follows:

Name of Person	No. of Ordinary Shares
S Fletcher	116,287
J Grover	95,891
A Morgan	124,811
G Williams	104,415

Name of Person	No. of ADS*
R Malcolm	28,013
I Menezes	43,941
T Proctor	35,263

*	(1 ADS is the equivalent of 4 Ordinary Shares)
The numbers shown above for each director and Person Discharging Managerial Responsibilities is the maximum number of shares which could be transferred upon achieving top performance (1st or 2nd position) by reference to Diageo’s eighteen company peer group used in the performance test for the 2005 awards under the TSR. At position 9 within the TSR peer group 23.3% of the above shares would be transferred.
The performance period commenced on 1 July 2005 and, subject to the rules of the TSR and achievement of the performance requirement, the awards will be released on 30 June 2008.
2 September 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:29 02-Sep-05
Number	8025Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 500,000 ordinary shares at a price of 817.4 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 98,614,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,951,783,938.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:10 05-Sep-05
Number	PRNUK-0509

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF DISCLOSURE RULES
Diageo plc (the ‘Company’) announces that it received notification on 5 September 2005, for the purposes of Section 324 of the Companies Act 1985, that Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (the ‘Trust’), had purchased 1,100,000 ordinary shares of 28 101/108 pence of the Company (‘Ordinary Shares’) on 2 September 2005 at an average price of £8.183634 per Ordinary Share.
As a result of the above transaction the total holding of the Trust amounts to 7,373,210 Ordinary Shares.
Directors of the Company who are potential beneficiaries of the Trust are PS Walsh and NC Rose.
5 September 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 05-Sep-05
Number	8597Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 750,000 ordinary shares at a price of 823.88 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 99,364,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,951,052,853.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	16:39 06-Sep-05
Number	9195Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 827.9 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 100,364,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,950,052,853.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 07-Sep-05
Number	9823Q
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 828.02 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 101,364,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,949,052,853.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 08-Sep-05
Number	0419R
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 826.17 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 102,364,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,948,063,100.
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	17:18 09-Sep-05
Number	1112R
Diageo plc announces that it has today purchased through CSFB Europe Ltd 850,000 ordinary shares at a price of 824.61 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 103,214,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,947,213,100.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:58 12-Sep-05
Number	PRNUK-1209

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. Mr P S Walsh, a director, notified the Company on 9 September 2005 that:
a.	on 9 September 2005, he exercised options over 50,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 20 December 1999 at a price per share of £5.18 under the Senior Executive Share Option Plan of the Company; and

b.	on 9 September 2005, he sold 40,000 Ordinary Shares at a price per share of £8.24.
Mr Walsh will retain beneficial ownership of the balance of 10,000 Ordinary Shares.

2. It received notification on 12 September 2005 from Bailhache Labesse Trustees Limited, as trustee of the Employee Benefit Trust (‘Bailhache’):
a.	that they had transferred 50,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust on 9 September 2005, following an exercise of options under the Company’s Senior Executive Share Option Plan; and

b.	that they have accepted 39,538 Ordinary Shares from another employee benefit trust of the Company which has now satisfied its obligations.
As a result of the above transactions the total holding of the Employee Benefit Trust amounts to 7,362,748 Ordinary Shares.
3. It received notification on 12 September 2005 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 12 September 2005 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	23
P S Walsh	23
(ii) the following ‘Persons Discharging Managerial Responsibilities’ were allocated Ordinary Shares on 12 September 2005 under the Plan, by the Trustee:

Name of Person	Number of Ordinary Shares
S Fletcher	23
J Grover	23
A Morgan	23
G Williams	23
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.26.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, interests of directors and ‘Persons Discharging Managerial Responsibilities’ in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	243,883
P S Walsh	745,133
S Fletcher	97,117
J Grover	136,737
A Morgan	115,591
G Williams	169,154	*

(*of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
4. It received notification on 12 September 2005 from Lord Blyth, a director of the Company, that he has purchased 3,310 Ordinary Shares on 12 September 2005 under an arrangement with the Company, whereby he has agreed to use an amount each month, net of tax, from his director’s fees to purchase Ordinary Shares.
Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £8.26.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 113,513.
5. It received notification on 12 September 2005 from Todd Stitzer, a director of the Company, that he has purchased 120 Ordinary Shares on 12 September 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £8.26
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 1,967.
12 September 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 12-Sep-05

Number	1670R
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 826.07 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 104,214,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,946,215,400.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 13-Sep-05
Number	2266R
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,200,000 ordinary shares at a price of 829.65 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 105,414,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,945,015,400.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:44 14-Sep-05
Number	2887R
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,400,000 ordinary shares at a price of 808.46 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 106,814,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,943,615,400.
END

Company	Diageo PLC
TIDM	DGE

Headline	Annual Report and Accounts
Released	16:37 19-Sep-05
Number	PRNUK-1909

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.3 OF THE LISTING RULES
Diageo plc (the ‘Company’) announces that in accordance with paragraph 9.6.3 of the Listing Rules, two original copies of the Annual Report and Annual Review for the year ended 30 June 2005 (along with the Reconciliation to US GAAP statement for holders of the Company’s American Depositary Shares only) have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility, together with: proposed new Articles of Association, Notice of Annual General Meeting, Summary Financial Statements Notices, Form of Proxy/Letter of Direction, and the Diageo Corporate Citizenship Report 2005.
19 September 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:50 20-Sep-05
Number	PRNUK-2009

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that on 20 September 2005:
1) the directors shown below were granted the following options over the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) under the Company’s Senior Executive Share Option Plan:

Name of Director	No. of Ordinary Shares
N C Rose	262,269
P S Walsh	455,521

2) the ‘Persons Discharging Managerial Responsibilities’ shown below were granted the following options over Ordinary Shares or American Depositary Shares (‘ADS’) under the Company’s Senior Executive Share Option Plan:

Name of Person	No. of Ordinary Shares
S Fletcher	117,177
J Grover	96,625
A Morgan	125,766
G Williams	105,214

Name of Person	No. of ADS*
R Malcolm	32,196
I Menezes	50,505
T Proctor	40,530
Each option was granted at a price of £8.15 per Ordinary Share (or $59.40 per ADS) and is exercisable between 20 September 2008 and 19 September 2015, subject to the satisfaction of performance criteria.

*	(1 ADS is the equivalent of 4 Ordinary Shares)
20 September 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	12:30 26-Sep-05
Number	PRNUK-2609

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 9.6.7 OF THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 23 September 2005 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC (‘Barclays’) that as at 21 September 2005 Barclays had, through its group legal entities, increased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 88,864,188 Ordinary Shares, representing 3.02 per cent. of the issued share capital. The issued share capital of the Company as at 21 September 2005 was 2,943,855,400 excluding 106,574,000 Ordinary Shares held as Treasury Shares.
26 September 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 26-Sep-05
Number	7733R
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,500,000 ordinary shares at a price of 822 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 108,314,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,942,115,400.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 27-Sep-05
Number	8410R
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,250,000 ordinary shares at a price of 820.86 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 109,564,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,940,865,400.
END